Sit U.S. Government Securities Fund – Class S (SNGVX) and Class Y (SNGYX) March 31, 2021

The **Sit U.S. Government Securities Fund – Class S** provided a return of 0.44% during the 12-month period ending March 31, 2021, compared to the return of the Bloomberg Barclays Intermediate Government Bond Index of -1.20%. The Fund's 30-day SEC yield was 1.82% and its 12-month distribution rate was 1.24%. The Fund's effective duration was 1.9 years.

The **Sit U.S. Government Securities Fund – Class Y** provided a return of 0.72% during the 12-month period ending March 31, 2021, compared to the return of the Bloomberg Barclays Intermediate Government Bond Index of -1.20%. The Fund's 30-day SEC yield was 2.05% and its 12-month distribution rate was 1.52%. The Fund's effective duration was 1.9 years.

Factors that Influenced the Fund's Performance

During the 12-month period, the Fund benefited from the consistent relatively high level of income provided by its holdings in higher coupon government agency mortgages. U.S. Treasury securities steepened with intermediate to longer maturities increasing in yield and shorter maturity securities decreasing in yield. The Fund performed well in this environment as the income more than offset the negative price performance. In addition, the Fund continued to experience relatively stable prepayment rates as the mortgage holdings are generally well seasoned and have been through many refinancing cycles. The Fund reduces interest rate risk by using futures and options on Treasury securities. The use of futures and options was effective in providing stability to the Fund's net asset value and contributed positively to the return.

Overlook and Positioning

The year began with one of the worst economic downturns since the Great Depression due to widespread infections of the COVID-19 virus. Over the course of the year, the U.S. had to endure several waves of increasing infections in different states across the nation. During that time, companies were scrambling to create a safe and effective vaccine to combat the virus. As positive developments regarding these vaccines occurred, consumers continued to spend at a healthy clip as overall confidence began to turn positively. Several consumers received three different stimulus checks throughout the year for assistance during these unprecedented times. The Federal Reserve continued to buoy the market by keeping the Fed Funds rate at 0-0.25% and its ongoing asset purchase program. The Federal Reserve concluded its purchase program of investment grade corporate bonds but continues its purchases of mortgage and treasury securities. Investors will be watching inflation closely as expectations have risen to levels not seen since 2018. Fannie Mae and Freddie Mac announced a joint policy adjustment to extend the buyout timeline for delinquent loans from 4 months to 24 months to allow additional time for borrowers to cure delinquencies. As a result, we expect mortgage yield spreads to continue to narrow as any buyouts will be delayed and investors continue to be starved for yield. The Fund's high coupon mortgages should continue to produce an income advantage in this environment as prepayments are likely to remain stable.

We continue to position the Fund opportunistically as concerns regarding COVID-19 virus wane while maintaining the Fund's focus on seasoned, high coupon agency mortgage securities which provide a high level of income with relatively stable prices. This high level of income and stability of principal has been a fundamental focus of the Fund since its inception.

Fund Objective and Strategy

The Sit U.S. Government Securities Fund objective is high current income and safety of principal. The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

DISCLOSURE: Investments are subject to risks, including the possible loss of principal. Past performance is not indicative of future performance. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

Effective duration is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions.

NOTICE: This analysis contains the collective opinions of our analysts and portfolio managers, and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time without notice, and therefore, so may the investment decisions of Sit Investment Associates.